Exhibit 12.1

General Maritime Corporation

Computation of Ratio of Earnings to Fixed Charges*

(Expressed in thousands of United States Dollars, except ratios)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Fixed Charges
Interest expense	$32,400	$38,831	$35,505	$14,747	$17,728
Amortized loan fees	1,968	3,142	3,468	1,492	890

Fixed Charges	34,368	41,973	38,973	16,239	18,618

Earnings
Pretax operating income	212,357	315,109	84,518	(9,742)	51,221
Fixed charges	34,368	41,973	38,973	16,239	18,618
Capitalized interest	3,475	1,270	—	—	—

Earnings	$243,250	$355,812	$123,491	$6,497	$69,839

Ratio of Earnings to Fixed Charges	7.08	8.48	3.17	0.40	3.75

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7.08	8.48	3.17	0.40	3.75

For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $9,742.

*As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934